SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           ----------

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                  North East Insurance Company
                        (Name of issuer)


             Common Stock, par value $1.00 per share
                 (Title of class of securities)


                            659164107
                         (CUSIP number)


                         Murry N. Gunty
                   Ballantrae Partners, L.L.C.
                       75 West End Avenue
                              R-12E
                    New York, New York  10023
                         (212) 957-1337

                          with copy to

                   Lawrence T. Yanowitch, Esq.
                      Tucker, Flyer & Lewis
                   a professional corporation
                       1615 L Street, N.W.
                            Suite 400
                  Washington, D.C.  20036-5612
                         (202) 429-3254

          (Name, address and telephone number of person authorized to receive notices and communications)


                          May 14, 1996
     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                 (Continued on following pages)

                      (Page __ of __ Pages)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  659164107           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ballantrae Partners, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER           7.                       SOLE VOTING POWER
OF                                                 - 0 -
SHARES
BENEFICIALLY     8.                       SHARED VOTING POWER
OWNED                                              - 0 -
BY
EACH             9.                       SOLE DISPOSITIVE POWER
REPORTING                                          - 0 -
PERSON
WITH            10.                      SHARED DISPOSITIVE POWER
                                                   - 0 -


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     - 0 -

14.  TYPE OF REPORTING PERSON*

     OO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.   Security and Issuer.

          This Schedule 13D ("Schedule 13D") relates to the
Common Stock, par value $1.00 per share (the "Common Stock"), of
North East Insurance Company, a Maine corporation (the
"Company"). The principal executive offices of the Company are located at 482 Payne Road, Scarborough, Maine 04074.

Item 2.   Identity and Background.

          (a), (b), (c), (f) This statement is filed on behalf of Ballantrae Partners, L.L.C., a Delaware limited liability company ("Ballantrae"). Ballantrae is a recently formed limited liability company that has not conducted business other than in connection with the transactions described herein. The address of Ballantrae's principal business and offices is 75 West End Avenue, R-12E, New York, New York 10023.

          The name, business address, occupational information, and citizenship of each of the Members, Managing Directors and the Manager of Ballantrae are as follows:

          Murry N. Gunty is a Vice President with Lazard Freres & Co., L.L.C., of 30 Rockefeller Plaza, 63rd Floor, New York, New York 10020. Mr. Gunty's business address is the same. Mr. Gunty is a citizen of the United States. Mr. Gunty is a Member and Managing Director of Ballantrae.

          Deborah L. Harmon is an Executive Vice President with J.E. Robert Company, Inc. of 1650 Tysons Boulevard, Suite 1600, McLean, Virginia 22102. Ms. Harmon's business address is the same. Ms. Harmon is a citizen of the United States. Ms. Harmon is a Member and Managing Director of Ballantrae.

          Jonathan S. Kern is an Executive Vice President with J.E. Robert Company, Inc. of 1650 Tysons Boulevard, Suite 1600, McLean, Virginia 22102. Mr. Kern's business address is the same. Mr. Kern is a citizen of the United States. Mr. Kern is a Member and Managing Director of Ballantrae.

          Reginald Strickland is Executive Vice President of
Strickland General Agency, Inc. of P.O. Box 129, Norcross,
Georgia 30091.  Mr. Strickland's business address is the same.
Mr. Strickland is a citizen of the United States. Mr. Strickland is a non-voting Managing Director of Ballantrae.

          The Manager of Ballantrae is Gunty & Co., a Delaware corporation (the "Manager"). The principal business of the Manager is investment advisory services. The address of the Manager's principal business and offices is 75 West End Avenue, R-12E, New York, New York 10023. Mr. Gunty is the sole stockholder, the sole director and the President of the Manager.

          (d), (e) During the last five years, none of Ballantrae, the Manager or any of the above persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to the Purchase Agreement dated as of May 14, 1996 (the "Purchase Agreement"), by and among Ballantrae, Bernhard Gershuny (the "Seller") and Stephen F. Dubord, as Trustee (the "Trustee"), Ballantrae has agreed to purchase subject to the terms and conditions thereof (i) a Trust Certificate for Capital Stock relating to 810,000 shares of Company Common Stock (the "Trust Certificate"), and (ii) shares of Common Stock subject to the Trust Certificate (the "Trust Shares"). See Item 6 hereof.

          The source of funds for the purchase of the Trust Certificate and the Trust Shares will be working capital of Ballantrae contributed from the personal funds of each of the Members in accordance with each of their percentage interest in Ballantrae. The aggregate amount of funds required to purchase the Trust Certificate and the Trust Shares will be approximately $860,500 consisting of: (i) $500,000 plus certain fees and expenses of Seller (not to exceed $30,000) upon delivery of the Trust Certificate to Ballantrae, and (ii) $330,500 less reasonable expenses of Ballantrae (not to exceed $70,000) upon delivery of the Trust Shares to Ballantrae. It is anticipated that the Trust Certificate and the Trust Shares will be delivered substantially simultaneously to Ballantrae pursuant to the Purchase Agreement. In connection the Purchase Agreement, Ballantrae deposited $500,000 into an escrow account.

Item 4.   Purpose of Transaction.

          Ballantrae intends to acquire the Trust Certificate and the Trust Shares because it believes that they represent an attractive investment opportunity.

          Ballantrae will continue to evaluate its potential investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and investment opportunities. Based upon such evaluation, Ballantrae will take such actions in the future as Ballantrae may deem appropriate in light of the circumstances existing from time to time. If Ballantrae believes that further investment in the Company is warranted, whether because of the market prices of the Company's securities or otherwise, it may acquire shares of Common Stock or other securities of the Company, either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, Ballantrae may determine to dispose of some or all of its potential investment, either in the open market or in privately negotiated transactions.

          Representatives of Ballantrae have from time to time held discussions with representatives of the Official Committee of Unsecured Creditors of American Motor Club, Inc. concerning the possible sale to Ballantrae of an additional approximate 215,000 shares of Common Stock of the Company. Ballantrae has not entered into any definitive agreement with respect to such shares, however, Ballantrae may continue such discussions from time to time.

          On May 7, 1996, a letter from Murry N. Gunty, Managing
Director of Ballantrae, was sent to Robert Schatz, Chief
Executive Officer of the Company. The letter is attached hereto as Exhibit 0.3 and is incorporated herein by reference.

          Ballantrae intends to review its potential investment in the Company and consider possible strategies for enhancing value. Ballantrae intends to explore a variety of strategies for enhancing the value of its potential investment, including, without limitation, (i) transactions that would increase the Company's working capital and access to capital, and (ii) the possibility of representatives of Ballantrae serving on the Board of Directors of the Company. Ballantrae anticipates that it will continue to discuss its potential investment in the Company with the management of the Company.

          Except as set forth above, Ballantrae has no plans or proposals which relate to or would result in any of paragraphs
(a) through (j) enumerated on Schedule 13D Item 4.

Item 5.   Interest in Securities of the Issuer.

          (a), (b), (c) Pursuant to the Purchase Agreement, Ballantrae has agreed to purchase subject to the terms and conditions thereof the Trust Certificate and the Trust Shares. The Trust Shares constitute 810,000 shares of Common Stock of the Company, representing approximately 27.1% of the 2,992,314 shares of Common Stock of the Company outstanding as of March 8, 1996. As provided in the Purchase Agreement, the purchase of the Trust Certificate and the Trust Shares is subject to a number of conditions precedent (as described in Item 6 hereof). Pursuant to the L.L.C. Agreement (as defined below), the Members and the Manager may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the Trust Certificate and the Trust Shares. Ballantrae, the Manager and the Members expressly disclaim beneficial ownership of the Trust Certificate or the Trust Shares, and this Schedule 13D shall not be deemed an admission that Ballantrae, the Manager or the Members are the beneficial owners of the Trust Certificate or the Trust Shares for purposes of Section 13 or for any other purpose. See Item 6 hereof.

          Representatives of Ballantrae have from time to time held discussions with representatives of the Official Committee of Unsecured Creditors of American Motor Club, Inc. concerning the possible sale to Ballantrae of an additional approximate 215,000 shares of Common Stock of the Company. Ballantrae has not entered into any definitive agreement with respect to such shares, however, Ballantrae may continue such discussions from time to time.

          (d), (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          Purchase Agreement

          Set forth below is a summary description of selected provisions of the Purchase Agreement. Such description is qualified in its entirety by reference to the Purchase Agreement, a copy of which has been included as Exhibit 0.1 hereto and is incorporated by reference herein.

          The Purchase Agreement provides for the purchase of the Trust Certificate and the Trust Shares by Ballantrae from the Seller for an aggregate initial purchase price of $500,000 plus certain fees and expenses of Seller (not to exceed $30,000) upon delivery of the Trust Certificate. Upon the transfer of the Trust Shares from the Seller to Ballantrae, an additional $330,500 less reasonable expenses of Ballantrae (not to exceed $70,000) will be delivered by Ballantrae to the Seller. In connection with the Purchase Agreement, $500,000 was deposited by Ballantrae into an escrow account.

          The Purchase Agreement provides that the closing of the purchase and sale of the Trust Certificate shall take place on the date after all of the conditions to the obligations of the parties under the Purchase Agreement have been satisfied or waived (the "Closing Date").

          The Purchase Agreement provides, as conditions to the obligations of Ballantrae under the Purchase Agreement with respect to the acquisition of the Trust Certificate, that (i) the representations and warranties of the Seller and the Trustee are materially true and correct as of the Closing Date, (ii) the Seller and Trustee shall have performed and complied with all agreements, covenants, obligations and conditions required to be performed or complied with under the Purchase Agreement prior to the closing, (iii) no action or proceeding against the Company, the Trust, the Seller or Ballantrae relating to the transactions under the Purchase Agreement is pending, (iv) Ballantrae and the Seller shall have received all consents, licenses and approvals (including, without limitation, any approvals required under the rules and regulations of the Bureau of Insurance of the State of Maine, the New York State Insurance Department and any other applicable regulatory authority) required in connection with the Purchase Agreement, (v) Ballantrae has determined (in its sole discretion) that Sections 611-A and 910 of the Maine Business Corporations Act are inapplicable to Ballantrae and Ballantrae's acquisition of the Trust Certificate and the Trust Shares, (vi) the United States Bankruptcy Court for the Eastern District of New York shall have approved the transactions contemplated under the Purchase Agreement, and (vii) the Seller has furnished to Ballantrae with such certificates of compliance with these enumerated conditions as reasonably requested by Ballantrae.

          The Purchase Agreement provides, as conditions to the obligations of the Seller under the Purchase Agreement with respect to the sale of the Trust Certificate, that (i) the representations and warranties of Ballantrae are materially true and correct as of the Closing Date, (ii) Ballantrae shall have performed and complied with all agreements, covenants, obligations and conditions required to be performed or complied with under the Purchase Agreement prior to the closing, (iii) the United States Bankruptcy Court for the Eastern District of New York shall have approved the transactions contemplated under the Purchase Agreement, (iv) no action or proceeding against the Company, the Trust, the Seller or Ballantrae relating to the transactions under the Purchase Agreement is pending, and (v) Ballantrae has furnished the Seller with such certificates of compliance with these enumerated conditions as reasonably requested by the Seller.

          The Purchase Agreement provides that the acquisition of the Trust Shares and the payment therefor by Ballantrae is subject to the following additional conditions: (i) approval of the Bureau of Insurance of the State of Maine, the New York State Insurance Department and any other applicable regulatory authorities of transfer of the Trust Shares from the Seller to Ballantrae; (ii) delivery of the Trust Shares to Ballantrae free and clear of any liens or encumbrances in accordance with the terms the Trust; and (iii) reasonable assurances from the Company to Ballantrae that the Trust Shares will be registered in Ballantrae's name upon presentation to the Company's transfer agent. It is anticipated that the Trust Certificate and the Trust Shares will be delivered substantially simultaneously to Ballantrae pursuant to the Purchase Agreement.

          The Purchase Agreement provides that the Purchase Agreement may be terminated prior to the Closing Date (i) by mutual consent of the Seller and Ballantrae, (ii) by either the Seller or Ballantrae in the event that the Closing has not occurred by December 31, 1996, (iii) by the Seller, if Ballantrae materially violates or breaches any agreement, covenant, representation or warranty contained in the Purchase Agreement,
(iv) by Ballantrae, if the Seller materially violates or breaches any agreement, covenant, representation or warranty contained in the Purchase Agreement, or (v) by Ballantrae if acquisition of the Trust Certificate or the Trust Shares is disapproved by any applicable regulatory authority.

          The Purchase Agreement provides that the Purchase Agreement may be terminated prior to the Approval Date (as defined in the Purchase Agreement) (i) by Ballantrae in the event that the Approval Date has not occurred by December 31, 1996,
(ii) by the Seller, if Ballantrae materially violates or breaches any agreement, covenant, representation or warranty contained in the Purchase Agreement, (iii) by Ballantrae, if the Seller materially violates or breaches any agreement, covenant, representation or warranty contained in the Purchase Agreement, or (iv) by Ballantrae, if acquisition of the Trust Certificate or the Trust Shares is disapproved by any applicable regulatory authority.

          Limited Liability Company Agreement

          Set forth below is a summary description of selected provisions of the Limited Liability Company Agreement (the
"L.L.C. Agreement") for Ballantrae. Such description is qualified in its entirety by reference to the L.L.C. Agreement, a copy of which has been included as Exhibit 0.2 hereto and is incorporated by reference herein.

          The L.L.C. Agreement provides that each of Mr. Gunty,
Ms. Harmon and Mr. Kern have a 33.33% percentage interest in Ballantrae.

          The L.L.C. Agreement provides that consent of Members owning one hundred percent (100%) of the total percentage interests in Ballantrae is required for (i) the sale, exchange or other disposition of Ballantrae property or any portion thereof,
(ii) the acquisition of any additional Ballantrae property, or
(iii) the voting of any securities that constitute Company property.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 0.1.  Purchase Agreement between Ballantrae
Partners, L.L.C., Bernhard Gershuny, and Stephen F. Dubord as
Trustee.

          Exhibit 0.2.  Limited Liability Company Agreement for
Ballantrae Partners, L.L.C.

          Exhibit 0.3.  Letter from Murry N. Gunty to Robert
Schatz, dated May 7, 1996.



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     May 24, 1996
                                                           (Date)

                                               /s/ Murry N. Gunty
                                                      (Signature)

                                                   Murry N. Gunty
                                                Managing Director
                                                     (Name/Title)






                              Exhibit Index



               Exhibit                                       Page

0.1.  Purchase Agreement between Ballantrae
      Partners, L.L.C.,Bernhard Gershuny, and
      Stephen F. Dubord as Trustee.                            11

0.2.  Limited Liability Company Agreement for
      Ballantrae Partners, L.L.C.                              38

0.3.  Letter from Murry N. Gunty to Robert
      Schatz, dated May 7, 1996.                               62